Exhibit 3.3
AMENDMENT
The Bylaws of Acapulco Restaurant of Downey, Inc. are hereby amended as follows, effective as of June 7, 2004:
Article IV, Section 1(a) shall be amended by changing Section1(a) thereof so that, as amended, said section shall be read as follows:
“Section 1: Number and Qualification of Directors.
(a) The authorized number of directors shall be seven (7).”